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July 23, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

Re:          Life Nutrition Products, Inc.
Form 8-K/A
Filed June 14, 2013
File No. 001-34274

Dear Ms. Long:

On behalf of Life Nutrition Products, Inc., now known as ADGS Advisory, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 27, 2013 (the “Comment Letter”), relating to the Current Report on Form 8-K filed with the Commission on April 12, 2013, and amended on June 14, 2013 (SEC File No. 001-34274). In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (the “Amendment”) to its Current Report on Form 8-K originally filed on April 12, 2013.

The factual information provided herein relating to the Company has been made available to us by the Company. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

Form 8-K filed June 14, 2013

General

1.
Please make conforming changes throughout your documents where necessary. For instance, we note you have revised your accounting policy for revenue recognition to remove the “when cash is received” statement in the notes to your financial statements. However, we note you have not removed this statement from your critical accounting policy disclosure for revenue recognition in your Form 8-K/A. Please ensure your disclosures are consistent throughout all your documents.

Pamela Long
Securities and Exchange Commission
July 23, 2013

RESPONSE: The Company has noted such comment and has taken steps to make conforming changes throughout the Amendment where applicable. In this regard, the related conforming disclosures under the Critical Accounting Policies has been revised.

Business, page 4

Corporate History and Background, page 4

2.
Please elaborate upon your statement in the third paragraph on page five that “[i]t is standard and customary practice…to have a corporate structure which includes an offshore company…[which] may also provide certain tax advantages.” Please clarify the purpose of this structure, and detail the possible tax advantages.

RESPONSE: The Company has revised such disclosure appropriately including expanding the explanation of possible advantages.

3.	Please briefly describe the terms and timing of the 2012 reorganization in which ADGS was acquired by Almonds Kisses BVI. Please see comment six of our letter dated May 9, 2013.

RESPONSE: The disclosure, which has been slightly modified, indicates that Tong Wing Yee and Tong Wing Shan, who were two of the eight former shareholders of Almonds Kisses BVI exchanged their shares in ADGS for additional shares in Almonds Kisses BVI resulting in ADGS becoming a wholly-owned subsidiary of Almonds Kisses BVI. There was no formal agreement executed in connection therewith. The shares were simply exchanged.

4.
You state in the third paragraph of page five that ADGS Tax “holds one of the intangible assets of the company,” and Dynamic Golden Limited “is…a Hong Kong incorporated company holds a property located in Hong Kong.” Please clarify the nature of the assets or properties that ADGS Tax and Dynamic Golden Limited own.

RESPONSE: The Company has clarified the nature of the assets or properties that ADGS Tax and Dynamic Golden Limited own.

Customers, page 8

5.
You state here that customer lists and client bases were purchased in 2011 and 2012 by ADGS. You also refer to new acquisitions of client bases in the six months ended February 2013 and 2012 on page 22. However, in your supplemental response to comment 32 of our letter dated May 9, 2013, you state that you entered into the agreements to acquire customer lists and client bases more than two years ago. Please reconcile this apparent discrepancy, and file any acquisition agreements you entered into within the last two years as exhibits.

RESPONSE: Such disclosure has been revised to reflect that the only transactions occurred in 2005 and 2011. None of such agreements were entered into within the last two years and are therefore not filed as exhibits.

Pamela Long
Securities and Exchange Commission
July 23, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

6.
Please include a discussion of the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your high leverage and highly variable interest expense as well as your continuing integration of client bases. Please see comment 14 of our letter dated May 9, 2013. Please also include a discussion of your material capital expenditure commitments, the purpose of these expenditures, and the anticipated source of funds. Please see comment 18 of our letter dated May 9, 2013.

RESPONSE: Such discussion as requested has been provided.

7.	Please revise your disclosure throughout this section to state the date in February upon which your quarter ended.

RESPONSE: Such disclosure has been appropriately revised.

8.	Please clarify, if true, that the increase in interest expense for bank loans is due to the increase in bank loans of $2.6 million made to the company in 2012.

RESPONSE: The increase in interest expense for bank loans is due to the increase in bank loans of $2.6 million made to the Company in the year ended August 31, 2012. The Company has revised such disclosure to clarify same.

Liquidity and Capital Resources, page 20

9.
Please describe the terms upon which shareholders are expected to repay the company to settle the bank loans described in this section. If there is no binding obligation on the part of the shareholders to repay the company, as implied by your disclosure in the notes to the financial statements, please disclose this. Please also provide greater disclosure on the manner in which the bank loan arrangement “shall be revised in the coming quarters.”

RESPONSE: The Company has provided a more detailed discussion under the Liquidity and Capital Resources section as requested.

10.	Please expand the disclosure regarding your revolving loan to include its unused borrowing capacity, as well as the term of the loan. Please see comment 17 of our letter dated May 9, 2013.

Pamela Long
Securities and Exchange Commission
July 23, 2013

RESPONSE: The Company has revised such disclosure by providing a more detailed discussion as requested.

11.
Please ensure that you discuss your liquidity on a long-term and short-term basis as of the most recent balance sheet date. In this regard, we note disclosure about the sufficiency of your available cash as of November 30, 2012 on page 25. In addition, your discussion should address the fact that you have going concern opinion. If, as indicated on page 25, you believe your existing sources of cash will be sufficient to meet your cash and liquidity requirements until 2015, please explain the basis for your belief. Please also discuss how long you believe you can continue your operations with the cash that you have on hand.

RESPONSE: The Company has revised such disclosure by providing a more detailed discussion as requested.

For the Three Months Ended February 2013 and 2012 and For the Six Months Ended February 2013 and 2012 and (unaudited), page 21

Liquidity and Capital Resources, page 23

12.
Your textual discussion of cash provided by operating activities is confusing. Please clearly identify which items contributed to the increase in cash provided by operating activities, and which items offset the increase. In this regard, we note your statement in the third paragraph on page 23 suggesting that the increase in account[s] receivable contributed to the increase in cash flows from operations, which seems to be in error. Finally, please briefly discuss the reasons for material changes in accounts receivable and other items impacting cash flows from operations.

RESPONSE: Such disclosure has been revised as requested.

Certain Relationships and Related Transactions, and Director Independence, page 29

13.
Please include a thorough discussion of the $2.3 million loan or distribution you made to your shareholders, and the terms of the arrangements you have with such shareholders for their repayment of these amounts to you to settle your bank loans, as described on page 20.

RESPONSE: The Company has revised such disclosure by providing a more detailed discussion as requested.

Item 5.01 Changes in Control of Registrant, page 35

14.	Please identify the person(s) from whom control was assumed. Please see Item 5.01(a)(6) of Form 8-K, as well as Rule 12b-2 of the Exchange Act, which defines the meaning of the term “control.”

RESPONSE: The persons from whom control was assumed have now been identified in the disclosure.

Pamela Long
Securities and Exchange Commission
July 23, 2013

Item 9.01 Financial Statements and Exhibits

15.
We note your response to comment 32 of our letter dated May 9, 2013. Item 601(b)(10) of Regulation S-K requires that material contracts be filed as exhibits, regardless of the disclosure provided. Please file the loan agreements and client base and customer list acquisition agreements, as well as the acquisition agreement regarding Vantage, as these all appear to be material contracts.

RESPONSE: As indicated in the response to Comment 5, the acquisition agreements for the client bases and customer lists were entered into more than two years ago and, therefore, have not been filed. The Company respectfully requests the Staff to reconsider its request for copies of the loan agreements and acquisition agreement regarding Vantage insofar that it will be costly and a hardship for the Company to obtain English transactions of same. The Company respectfully submits that it believes the disclosure of the loan transactions and the acquisition of Vantage in the Amendment, including in the financial statements, provides sufficient disclosure of such transactions and that the filing of such agreements would not add any meaningful disclosure for an investor to understand the terms of the transactions.

Almonds Kisses Limited

Consolidated Financial Statements

Audit Opinion

16.
We note you have provided an audit opinion for the predecessor period September 1, 2010 through February 28, 2011. However, the opinion indicates the audit was performed on the financial statements of Almonds Kisses, which did not exist during the period. It appears you should obtain an audit opinion of the predecessor – “ADGS Tax”.

RESPONSE: Such requested audit opinion has been obtained and has been provided in the filing. Please also note that the audited financial statements have been refilled as Exhibit 99.1, and the unaudited financial statements for the periods ended November 30, 2012 and February 28, 2013 have been refilled as Exhibits 99.2 and 99.3, respectively, although the only changes made in such financial statements are in the chart under the footnote entitled “Bank Loans”.

Consolidated Statements of Cash Flows, page 7

17.
We note you reflect a use of cash under financing activities for “Due to stockholders” in 2012 in the amount of approximately $2.1 million. We further note you do not reflect any receipts of cash from stockholders in your statement of cash flows. Please explain why the receivable amount for “Due from stockholders’ on your balance sheet is only $241,036.

Pamela Long
Securities and Exchange Commission
July 23, 2013

RESPONSE: As of August 31, 2011, there was $2,051,460 due to shareholders. Such amount was paid to shareholders in fiscal 2012. In addition, advances were made to shareholders in fiscal 2012 of $241,036. The movement is shown in the line item, “Due to shareholders” with a cash decrease of $2,290,252 in the cash flow statement for the year ended August 31, 2012. There was an immaterial translation difference of $2,244. As disclosed in the Amendment, although there is no binding obligation on the part of the shareholders to repay such loans, such shareholders have informally agreed to repay such amounts on or before November 1, 2013.

18.
We also note similar uses of cash for “Due to Stockholders” for your predecessor, ADGS Tax in the predecessor period. Please explain why the amount loaned to stockholders of your subsidiary is not reflected in your balance sheet as a loan receivable.

RESPONSE: The balance sheet of ADGS Tax for the year ended August 31, 2010 was not included. The Company owed the shareholders funds resulting from the acquisition of the customer lists and customer bases in the amount of $1.8 million. The line item, “Due to shareholders” under the financing activities in the cash flow statements reflects the cash decrease of approximately $1.15 million as the combined result from September 1, 2010 to August 31, 2011 which reflects that the Company has already repaid most of the balance owed to the shareholders.

19.
Similarly, we note your subsidiary, ADGS Tax, received proceeds from bank loans. We note only modest repayments of bank loans reflected in your statement of cash flows for any period presented. Please explain why the ADGS bank loans are not reflected on your balance sheet.

RESPONSE: The balance sheet at August 31, 2011 reflects the balances of Almond Kisses Limited. Bank loans previously granted to ADGS Tax were fully repaid and new banking facilities were entered into in 2012. Please refer to note 9 of the audited financial statements of Almond Kisses BVI for details.

Note 8 – Due to Shareholders, page 15

20.
We note your response to our prior comment number 41 and the footnote disclosure you’ve added to your financial statements. You state that the amount due to your shareholders relates to capital they injected, so that the company could obtain customer lists. Please explain why the liability for Due to Shareholders is substantially in excess of the intangible assets reflected on your balance sheet relating to customer lists. Please also explain why the financing provided by the shareholders isn’t reflected in your statement of cash flows.

RESPONSE: The account balance due to shareholders is the balance accumulated from years brought forward which funds were mainly used to support the acquisition of customer lists and support the Company’s operations. The statements of cash flows reflect that the Company has repaid those outstanding amounts back to the shareholders prior to 2011.

21.
Your footnote indicates the company had a liability to the shareholders for capital they injected to acquire customer lists. However, your footnote 4 indicates that the amounts distributed to the shareholders from bank loans will be repaid and the shareholders will obtain their own personal financing. Please reconcile these two disclosures. It’s unclear why the shareholders will be repaying the company, if the purpose of the company’s bank loans was to reimburse the shareholders for the capital provided to obtain customer lists.

Pamela Long
Securities and Exchange Commission
July 23, 2013

RESPONSE: As per our response to comment 18, the Company has been repaying the shareholders for amounts previously outstanding that resulted from the acquisition of customer lists and financing of the Company’s operation. Beginning in 2012, the Company began borrowing directly from the banks instead of having the individuals obtain such loans. As a result, the shareholders have pledged their properties as security for the loan proceeds advanced by the Company to the shareholders. This is reflected under the financing activities for the year ended August 31, 2012.

The Company respectfully acknowledges that it is delinquent and has not yet filed its Quarterly Report on Form 10-Q for the period ended March 31, 2013 which the Company anticipates will be filed by July 31, 2013.

Attached hereto is a written acknowledgment of certain matters by the Company.

Please do not hesitate to contact the undersigned if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ David M. Kaye
David M. Kaye
cc: ADGS Advisory, Inc.

July 23, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

Re:          Life Nutrition Products, Inc.
Form 8-K/A
Filed June 14, 2013
File No. 001-34274

Dear Ms. Long:

ADGS Advisory, Inc., formerly known as Life Nutrition Products, Inc. (the “Company”), hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter.

Sincerely,

ADGS ADVISORY, INC.

/s/ Tso Yin Yee
Tso Yin Yee
Chief Operating Officer

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